UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
Washington, D.C. 20549	Expires:	October 31, 2007
FORM 15	Estimated average burden hours per response. . 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15601

Biomet, Inc.

(Exact name of registrant as specified in its charter)

56 East Bell Drive

Warsaw, Indiana 46582

(425) 451-8060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Approximate number of holders of record of preferred share purchase rights as of the certification or notice date: None

**  This Notification relates solely to the withdrawal from listing of the Preferred Share Purchase Rights from The NASDAQ Stock Market LLC.  This notification shall have no effect upon the continued listing of the Common Shares on The NASDAQ Stock Market LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Biomet, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 18, 2006	By:	/s/ Bradley J. Tandy
		Name:	Bradley J. Tandy
		Title:	Vice President, Acting General Counsel and Secretary
and Corporate Compliance Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.